February 20, 2007
Via Electronic Submission and Overnight Courier
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:     Kathleen Collins, Accounting Branch Chief

RE:	Moldflow Corporation
Form 10-K for Fiscal Year Ended June 30, 2006
Form 10-Q for Fiscal Quarter Ended September 30, 2006
File No. 0-30027
Dear Ms. Collins:
This letter is being furnished in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated January 25, 2007 (the “Comment Letter”) to Christopher L. Gorgone, Executive Vice President and Chief Financial Officer of Moldflow Corporation (“Moldflow” or the “Company”), with respect to the Company’s Form 10-K for the fiscal year ended June 30, 2006 and Form 10-Q for the fiscal quarter ended September 30, 2006. The response set forth below has been organized in the same manner in which the Commission’s comment and heading were organized in the Comment Letter.
Prior Comment no. 1
1. We note your response to our prior comment 1 where you state that the for a majority of the Company’s arrangements, VSOE of fair value of PCS is determined in accordance with paragraph 10 of SOP 97-2 assuming that a “reasonable concentration” of renewal pricing exists for each class of customers. You further indicate that the Company has identified certain classes of customers within which the pricing of renewed maintenance and support agreements is “reasonably consistent.” Quantify your terms “reasonable concentration” and “reasonably consistent.” Tell us how the Company determines the prices to be sufficiently clustered within an acceptable range and tell us how you have concluded that you have VSOE for each customer class.
The Company performs a review, at least annually, of all stand-alone sales of its maintenance and support contracts by customer type (i.e., direct sales, distributor sales and educational sales, if applicable) within each geography that it conducts business. As the Company has a practice of

Securities and Exchange Commission
February 20, 2007

establishing separate maintenance and support contract (“PCS”) price lists for each customer type within a major geography, the Company considers each a separate class of customer. Each PCS renewal order received within a twelve-month period is compared to the corresponding list price in effect at the time of the renewal order to determine the discount rate of the order. The data for each customer class is then reviewed to identify concentrations of renewal prices.
In determining that its historical renewal prices for PCS are sufficiently clustered within an acceptable range to demonstrate the existence of VSOE of fair value for each customer class, the Company requires that the pricing of at least 80% of its contract renewals of the prior year fall within a range of plus or minus 15% of the midpoint discount rate of the range that includes the clustering of prices. For example, if 40% is the midpoint discount within a range, then the acceptable range would be from 34% to 46%. Additionally, in cases where the midpoint discount rate in the clustering is less than a 10% discount, the Company deems a reasonable range to be plus or minus 5 whole percentage points (e.g., if 5% is the midpoint discount within a range, then the acceptable VSOE range would be from 0% to 10%), because without such an approach, the ranges could be unreasonably narrow (in most cases being less than one percentage point). The Company analyzes the results of its annual review of stand-alone renewal sales to ensure that such concentrations exist.
Overall, the subsidiaries that generate a majority of the revenue of the Company demonstrate concentrations of renewal pricing as described above. Specifically, subsidiaries generating approximately 60% to 65% of the Company’s revenue annually demonstrate concentrations consistent with those described above. In many cases, the Company’s historical renewal prices for a customer class demonstrate significantly higher concentrations. For example, in the Company’s two largest sales territories (North America and Japan), greater than 90% of the renewals in North America from direct sales and in Japan from both direct and distributor sales fell within the ranges described above, and that experience has been relatively consistent for at least the past three years.
In those geographies where renewal pricing does not precisely demonstrate the level of concentrations described above, the Company still believes that it reasonably demonstrates VSOE of the fair value of PCS because the average selling price of all PCS renewals within each customer class (which the Company uses as the VSOE of fair value of PCS in those geographies) is substantially identical to the fair value of PCS determined in customer classes of other geographies that do strongly demonstrate the above referenced concentrations. For example, for France, Germany and Italy (which collectively represent approximately 25% of annual revenue), the Company’s average selling price of all PCS renewals reflects a net 35% discount from list price. After giving effect to European list price uplifts, that average selling price is substantially the same as the PCS value determined in North America and Japan, geographies which do demonstrate strong concentrations of renewal pricing. Therefore, the fair value that the Company unbundles for PCS in France, Germany and Italy is substantially the same as the value of unbundled PCS in North America.
In addition, in early fiscal 2006, in geographies which do not consistently demonstrate the level of concentrations described above, the Company began to implement a policy of using and relying

Securities and Exchange Commission
February 20, 2007

upon optional maintenance renewal rates included in individual customer contracts to establish VSOE of the fair value of bundled PCS agreements. Typically, these contractual renewal rates are consistent with (1) the pricing concentrations that the Company sees demonstrated in other similar classes of customers in other geographies and (2) the average net discount from list price reflected in annual, stand-alone renewal sales in that class of customer within that particular geography.
We have therefore concluded we have VSOE of the fair value of PCS for each customer class, in accordance with paragraph 10 of SOP 97-2.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with regard to the Company’s response or would like to discuss any of the matters covered in this letter, please contact the undersigned at (508) 358-5848.
Sincerely,

/s/ Christopher L. Gorgone

Christopher L. Gorgone
Executive Vice President and
Chief Financial Officer